Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports 2023 Fourth Quarter
and Full Year Financial Results

MIGDAL HAEMEK, ISRAEL – February 14, 2024 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the fourth quarter and for the year ended December 31, 2023.

Fourth Quarter of 2023 Results Overview

Revenue for the fourth quarter of 2023 was $352 million as compared with $358 million for the third quarter of 2023. Revenue for the fourth quarter of 2022 was $403 million.

Gross profit for the fourth quarter of 2023 was $84 million as compared with $87 million for the third quarter of 2023. Gross profit for the fourth quarter of 2022 was $125 million.

Operating profit for the fourth quarter of 2023 was $45 million, as compared with $362 million in the third quarter of 2023 which included $314 million, net, from the Intel merger contract termination.  Operating profit for the fourth quarter of 2022 was $99 million and included $14 million restructuring income, net from the previously disclosed reorganization and restructure of our Japan operations during 2022.

Net profit for the fourth quarter of 2023 was $54 million, or $0.49 basic and $0.48 diluted earnings per share, as compared with net profit for the third quarter of 2023 of $342 million, or $3.10 basic and $3.07 diluted earnings per share which included $290 million, net from the Intel merger contract termination. Net profit in the fourth quarter of 2022 was $83 million, or $0.76 basic and $0.75 diluted earnings per share and included $9 million restructuring income, net.

Cash flow generated from operating activities in the fourth quarter of 2023 was $126 million, as compared with $402 million in the third quarter of 2023 which included the cash proceeds received from Intel following the merger contract termination. Investments in equipment and other fixed assets were $136 million, net for the fourth quarter of 2023 and debt payments made during the quarter ended December 31, 2023 totaled $9 million, net.

Full year 2023 Results Overview
Revenue for the full year of 2023 was $1.42 billion, gross profit was $354 million, operating profit was $547 million and included $314 million, net, from the Intel merger contract termination and $33 million of restructuring income, net, from the reorganization and restructure of our Japan operations during 2022 as noted above. Net profit for the full year of 2023 was $518 million, or $4.70 basic and $4.66 diluted earnings per share and included $290 million, net, due to the payment by Intel of merger contract termination fees and $11 million restructuring income, net.

For the full year of 2022 revenue was $1.68 billion, gross profit was $466 million, operating profit was $312 million and included $10 million, net of restructuring income and net profit was $265 million, or $2.42 basic and $2.39 diluted earnings per share and included $7 million restructuring income, net.

Cash flow generated from operating activities for the year ended December 31, 2023 was $677 million and included the cash proceeds received from Intel following the merger contract termination noted above. Investment in fixed assets for the year ended December 31, 2023 was $432 million, net and debt payments made during the year ended December 31, 2023 totaled $32 million, net.

Business Outlook
Tower Semiconductor guides revenue for the first quarter of 2024 to be $325 million, with an upward or downward range of 5%, with a target of notable quarter over quarter growth throughout the year.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, stated: “We left 2023 with multiple powerful doors having been opened, catalyzed through the unrealized merger deal. Tower is in the best position in its history, based upon financial strength, technical offerings, operational performance, and growing capacity, backed by strategic customer partnerships, the strength of which cannot be overstated.”

Ellwanger further commented: “We are seeing a rebound in several market segments, driving sequential revenue growth throughout the year.”

Japan Earthquake
On January 1st, 2024, there was an earthquake in Japan in a neighboring vicinity of our facilities at Hokuriku. Tower is grateful that no employees suffered any physical harm through this event. Due to state-of-the-art building practices, Tower did not suffer facility structural damage. It did suffer tools damage and scrap of some percentage of work in progress at both factories, as well as cessation of operations. The activities of the Company’s dedicated and most capable employees have recovered both factories to full operation with start levels currently to the levels set in the annual plan.

Fab 1 Operational Consolidation
Anticipating shifting market dynamics and customer demand, the Company is actively optimizing its operations, through a strategic consolidation of its 6”, Fab 1 activities into its 8”, Fab 2 operations. Specifically, a portion of the operations will be seamlessly integrated into Fab 2 facility, ensuring continuity and even greater efficiency in its operations. In parallel, the Company will thoughtfully phase out certain lower margin products to align with its strategic goals and long-term financial model.

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Wednesday, February 14, 2024, at 10:30 a.m. Eastern time (9:30 a.m. Central time, 8:30 a.m. Mountain time, 7:30 a.m. Pacific time and 5:30 p.m. Israel time) to discuss the company’s financial results for the fourth quarter and full year of 2023 and its business outlook.

This call will be webcast and can be accessed via Tower Semiconductor’s website at www.towersemi.com or by calling 1-888-642-5032 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International).  For those who are not available to listen to the live broadcast, the call will be archived on Tower Semiconductor’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we may  describe as adjusted financial measures and/ or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding the following: (1) amortization of acquired intangible assets as included in our operating costs and expenses, (2) compensation expenses in respect of equity grants to directors, officers, and employees as included in our operating costs and expenses, (3) merger contract termination fees received from Intel, net of associated cost and taxes following the previously announced Intel contract termination as included in net profit, and (4) restructuring income, net, which includes income, net of cost and taxes associated with the cessation of operations of the Arai facility in Japan which occurred during 2022 as included in net profit. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables may also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g, research and development related equipment and/ or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets, (iv) merger contract termination fees received from Intel, net of associated cost following the previously announced Intel contract termination, as included in operating profit and (v) restructuring income, net in relation to the Arai facility in Japan, as included in operating profit. EBITDA is reconciled in the tables below and/or in prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/ or presented in this release and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits, and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $126 million, $402 million and $133 million  for the three months periods ended December 31, 2023, September 30, 2023 and December 31, 2022, respectively and in the amounts of $677 million and $530 million for the years ended December 31, 2023 and December 31, 2022, respectively ( less cash used  for investments in property and equipment, net (in the amounts of $136 million, $101 million and $38 million  for the three months periods ended December 31, 2023, September 30, 2023 and December 31, 2022, respectively and in the amounts of $432 million and $214 million for the years ended December 31, 2023 and December 31, 2022, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing, and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology, development, and process platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, a 300mm facility in Agrate, Italy, shared with ST as well as a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks, (x) pending litigation, (xi) new customer engagements, qualification and ramp-up at our facilities,(xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we create inventory before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or other fundraising activities to enable the service of our debt and/or other liabilities and/or for strategic opportunities, including to fund Agrate fab’s significant 300mm capacity investments and investments and purchases of equipment and other fixed assets associated with the capacity corridor transaction with Intel as announced in September 2023, in addition to other previously announced capacity expansion plans, and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry in order to enable us to maintain our profitability , (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab operations, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease that caused him to request a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease (we do not agree and are disputing these claims), as well our ability to extend such lease or acquire the real estate and to obtain the required local and/or state approvals required to be able to continue operations beyond the current lease term  (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment and the capacity corridor transaction with Intel as announced in September 2023, such as their qualification schedule, technology, equipment and process qualification and operational facility ramp-up, customer engagements, cost structure and investment amounts and other terms, which may require additional funding to cover their significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxvi) potential impact due to possible liabilities, cost and other impact  that may be incurred or occur due to reorganization and consolidation of fabrication facilities, including the impact of cessation of operations of our facilities, including with regard to our 6 inch facility, (xxxvii) industry and market impact due to pandemics and potential impact on our business, operational continuity, supply chain, revenue and profitability, (xxxviii) potential security, cyber and privacy breaches, and (xxxix) business interruption due to fire, earthquake and other natural disasters, the security situation in Israel, global trade “war”, pandemics, the current war in Israel, including potential inability to continue uninterrupted operations of the Israeli fabs, impact on global supply chain to and from the Israeli fabs, power interruptions, chemicals or other leaks or damages as a result of the war, absence of workforce due to military service and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	December 31,	September 30,	December 31,
	2023	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$260,664	$314,816	$340,759
Short-term deposits	790,823	735,382	495,359
Marketable securities	184,960	179,381	169,694
Trade accounts receivable	154,067	150,162	152,935
Inventories	282,688	304,245	302,108
Other current assets	35,956	33,453	34,319
Total current assets	1,709,158	1,717,439	1,495,174
PROPERTY AND EQUIPMENT, NET	1,155,929	1,062,456	962,258
GOODWILL AND OTHER INTANGIBLE ASSETS, NET	12,115	12,557	14,031
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	41,315	43,342	76,145
TOTAL ASSETS	$2,918,517	$2,835,794	$2,547,608
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$58,952	$47,671	$62,275
Trade accounts payable	139,128	106,362	150,930
Deferred revenue and customers' advances	18,418	23,745	38,911
Other current liabilities	60,340	80,392	135,272
Total current liabilities	276,838	258,170	387,388
LONG-TERM DEBT	172,611	179,901	210,069
LONG-TERM CUSTOMERS' ADVANCES	25,710	30,285	40,893
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	16,319	18,626	20,717
TOTAL LIABILITIES	491,478	486,982	659,067
TOTAL SHAREHOLDERS' EQUITY	2,427,039	2,348,812	1,888,541
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,918,517	$2,835,794	$2,547,608

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2023	2023	2022
REVENUES	$351,711	$358,167	$403,227
COST OF REVENUES	267,294	271,299	278,501
GROSS PROFIT	84,417	86,868	124,726
OPERATING COSTS AND EXPENSES:
Research and development	20,849	20,176	20,706
Marketing, general and administrative	18,401	18,037	18,880
Restructuring income, net *	--	--	(13,592)
Merger-contract termination fee, net **	--	(313,501)	--
	39,250	(275,288)	25,994

OPERATING PROFIT	45,167	362,156	98,732
FINANCING AND OTHER INCOME (EXPENSE), NET	16,682	9,975	(55)
PROFIT BEFORE INCOME TAX	61,849	372,131	98,677
INCOME TAX EXPENSE, NET	(10,130)	(34,394)	(12,835)
NET PROFIT	51,719	337,737	85,842
Net loss (income) attributable to non-controlling interest	2,128	4,318	(2,518)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$53,847	$342,055	$83,324
BASIC EARNINGS PER SHARE	$0.49	$3.10	$0.76
Weighted average number of shares	110,796	110,302	109,896
DILUTED EARNINGS PER SHARE	$0.48	$3.07	$0.75
Weighted average number of shares	111,308	111,242	110,938

*  Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022.
** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost.

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:
GAAP NET PROFIT	$53,847	$342,055	$83,324
Stock based compensation	6,662	7,898	6,431
Amortization of acquired intangible assets	442	491	510
Restructuring income, net ***	--	--	(8,966)
Merger-contract termination fee, net ****	--	(289,988)	--
ADJUSTED NET PROFIT	$60,951	$60,456	$81,299
ADJUSTED EARNINGS PER SHARE:
Basic	$0.55	$0.55	$0.74
Diluted	$0.55	$0.54	$0.73

*** Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022, net of taxes.
**** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost and tax.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2023	2022
REVENUES	$1,422,680	$1,677,614
COST OF REVENUES	1,069,161	1,211,306
GROSS PROFIT	353,519	466,308
OPERATING COSTS AND EXPENSES:
Research and development	79,808	83,911
Marketing, general and administrative	72,454	80,282
Restructuring income, net *	(32,506)	(9,559)
Merger-contract termination fee, net **	(313,501)	--

	(193,745)	154,634

OPERATING PROFIT	547,264	311,674
FINANCING AND OTHER INCOME (EXPENSE), NET	37,578	(19,701)
PROFIT BEFORE INCOME TAX	584,842	291,973
INCOME TAX EXPENSE, NET	(65,312)	(25,502)
NET PROFIT	519,530	266,471
Net income attributable to non-controlling interest	(1,036)	(1,902)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$518,494	$264,569
BASIC EARNINGS PER SHARE	$4.70	$2.42
Weighted average number of shares	110,289	109,349
DILUTED EARNINGS PER SHARE	$4.66	$2.39
Weighted average number of shares	111,216	110,754

* Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022.
** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost.

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:
GAAP NET PROFIT	$518,494	$264,569
Stock based compensation	27,931	24,215
Amortization of acquired intangible assets	1,923	2,033
Restructuring income, net ***	(11,224)	(7,056)
Merger-contract termination fee, net ****	(289,988)	--
ADJUSTED NET PROFIT	$247,136	$283,761
ADJUSTED EARNINGS PER SHARE:
Basic	$2.24	$2.60
Diluted	$2.22	$2.56

*** Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022, net of taxes.
**** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost and tax.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	December 31,	September 30,	December 31,
	2023	2023	2022
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$314,816	$318,195	$390,369
Net cash provided by operating activities *	126,098	402,242	132,750
Investments in property and equipment, net	(136,426)	(101,080)	(38,186)
Debt received (repaid) and others, net	(8,950)	15,493	(11,465)
Proceeds from an investment in a subsidiary	--	--	6,216
Effect of Japanese Yen exchange rate change over cash balance	2,101	(1,537)	11,498
Investments in short-term deposits, marketable securities and other assets, net	(36,975)	(318,497)	(150,423)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$260,664	$314,816	$340,759

* Merger-contract termination fee received from Intel during the third quarter of 2023, net of cost, in the amount of $313,501 was included within the net cash provided by operating activities for the three months ended September 30, 2023.

	Year ended
	December 31,	December 31,
	2023	2022
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$340,759	$210,930
Net cash provided by operating activities **	676,561	529,820
Investments in property and equipment, net	(432,184)	(213,537)
Debt repaid and others, net	(32,346)	(78,335)
Proceeds from an investment in a subsidiary	1,932	11,685
Effect of Japanese Yen exchange rate change over cash balance	(5,395)	(3,893)
Investments in short-term deposits, marketable securities and other assets, net	(288,663)	(115,911)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$260,664	$340,759

** Merger-contract termination fee received from Intel during 2023, net of cost, in the amount of $313,501 was included within the net cash provided by operating activities for the year ended December 31, 2023.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Year ended
	December 31,	December 31,
	2023	2022
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$519,530	$266,471
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization *	258,021	292,638
Effect of exchange rate differences and fair value adjustment	(1,632)	10,362
Other expense (income), net	(7,047)	6,934
Changes in assets and liabilities:
Trade accounts receivable	(3,160)	(15,232)
Other assets	(9,541)	20,427
Inventories	8,682	(77,891)
Trade accounts payable	(8,254)	(20,893)
Deferred revenue and customers' advances	(35,676)	(30,069)
Other current liabilities	(70,163)	61,033
Long-term employee related liabilities	(1,210)	2,956
Deferred tax, net and other long-term liabilities	27,011	13,084
Net cash provided by operating activities **	676,561	529,820
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(432,184)	(213,537)
Investments in deposits, marketable securities and other assets, net	(288,663)	(115,911)
Net cash used in investing activities	(720,847)	(329,448)
CASH FLOWS - FINANCING ACTIVITIES
Debt repaid, net	(32,346)	(78,335)
Proceeds from an investment in a subsidiary	1,932	11,685
Net cash used in financing activities	(30,414)	(66,650)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(5,395)	(3,893)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(80,095)	129,829
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	340,759	210,930
CASH AND CASH EQUIVALENTS - END OF PERIOD	$260,664	$340,759

* Includes amortization of acquired intangible assets and stock based compensation in the amounts of $29,854 and $26,248 for the years ended December 31, 2023 and December 31, 2022, respectively.

** Merger-contract termination fee received from Intel during the third quarter of 2023, net of cost, in the amount of $313,501 was included within the net cash provided by operating activities for the year ended December 31, 2023.